Exhibit 8.1

List of Subsidiaries as at December 31, 2022

Name of Subsidiary	Place of Incorporation

Unitized Ocean Transport Limited	Marshall Islands

Taburao Shipping Company Inc.	Marshall Islands

Tarawa Shipping Company Inc.	Marshall Islands

Toka Shipping Company Inc.	Marshall Islands

Arno Shipping Company Inc.	Marshall Islands

Maloelap Shipping Company Inc.	Marshall Islands

Garu Shipping Company Inc.	Marshall Islands

Bock Shipping Company Inc.	Marshall Islands

Arbar Shipping Company Inc.	Marshall Islands

Performance Shipping USA LLC	Delaware, USA